WELWIND ENERGY INTERNATIONAL CORP.
10-20172 113B Avenue
Maple Ridge, British Columbia
Canada V2X 0Y9
Tel: 604-460-8487

March 9, 2009

Ta Tanisha Meadows
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549

Re:	Welwind Energy International Corp.
File No. 000-26673
SEC Comment letter dated March 2, 2009

Dear Ms. Meadows:

Welwind Energy International Corp. (the “Company”) is pleased advise you that we have received and reviewed your letter of March 2, 2009 pertaining to the Company’s filing on Form 8-K (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on February 26, 2009.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

1.           We have revised the Filing to reflect that the decision to dismiss Moore & Associates, CHTD, as the Company’s independent auditors was authorized by the Company’s Board of Directors and that the decision to engage M&K CPAS, PLLC, was also approved by the Company’s Board of Directors.

In connection with the Company’s responding to the comments set forth in the March 2, 2009 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and all related documents have also be filed via the EDGAR system. Thank you for your courtesies. Please contact me at 604-460-8487 with any questions.

Very truly yours,
By:	/s/ Tammy-Lynn McNabb
Name: Tammy Lynn McNabb
Title: CEO